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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 6)*

                                HARTE-HANKS, INC.
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                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
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                         (Title of Class of Securities)

                                    416196103
                           ---------------------------
                                 (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
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CUSIP NO.   416196103                 13G                      PAGE 2 OF 4 PAGES
        -------------
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   1      NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Larry D. Franklin
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          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
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   3      SEC USE ONLY

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   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen
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                           5     SOLE VOTING POWER

                                 3,363,199
       NUMBER OF           -----------------------------------------------------
         SHARES            6     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                 6,855,572
         EACH              -----------------------------------------------------
       REPORTING           7     SOLE DISPOSITIVE POWER
        PERSON
         WITH                    3,363,199
                           -----------------------------------------------------
                           8     SHARED DISPOSITIVE POWER

                                 6,855,572
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    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,218,771

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   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
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   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           15.2%

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   12      TYPE OF REPORTING PERSON*

           IN

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


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ITEM 1.

          (a)  Name of Issuer

               Harte-Hanks, Inc.

          (b)  Address of Issuer's Principal Executive Offices

               200 Concord Plaza Drive, Suite 800
               San Antonio, Texas 78216

ITEM 2.

          (a)  Name of Person Filing

               Larry D. Franklin

          (b)  Address of Principal Business Office or, if none, Residence

               P.O. Box 269, San Antonio, Texas 78291-0269

          (c)  Citizenship

               United States Citizen

          (d)  Title of Class of Securities

               Common Stock, par value $1.00 per share

          (e)  CUSIP Number: 416196103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

          Not Applicable

ITEM 4.   OWNERSHIP

          (a)  Amount Beneficially Owned:     10,218,771

          (b)  Percent of Class:              15.2%

          (c)  Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote:     3,363,199

               (ii)   shared power to vote or to direct the vote:   6,855,572

               (iii)  sole power to dispose or to direct the
                      disposition of:                               3,363,199

               (iv)   shared power to dispose or to direct the
                      disposition of:                               6,855,572


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ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

The reporting person has a pecuniary interest in 3,363,199 shares. The reporting person is the sole trustee of two trusts owning an aggregate of 154,000 shares for the benefit of his children. As trustee, the reporting person has the power to direct the receipt of dividends from or the proceeds from the sale of such shares pursuant to the relevant trust agreement. The beneficiary of each trust has the right to receive dividends from or the proceeds from the sale of securities held in accordance with the relevant trust agreement.

The beneficial ownership reflects 2,755,572 shares owned directly by seven additional trusts. The reporting person serves as co-trustee with respect to each of these trusts and he holds shared voting and dispositive power. The reporting person has no pecuniary interest in these trusts.

The beneficial ownership also reflects 4,100,000 shares owned directly by a non-profit corporation. The reporting person serves as one of six directors with respect to this non-profit corporation and he holds shared voting and dispositive power. The reporting person has no pecuniary interest in this non-profit corporation.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not Applicable

ITEM 10.  CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        By: /s/ Larry D. Franklin
                                            ---------------------
                                            Larry D. Franklin

                                           Date: February 14, 2001


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